Exhibit 99.1

VIQ Solutions Signs Strategic Partnership with JAVS to Modernize Courtroom Documentation Using AI

PHOENIX, ARIZONA, June 15, 2023 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces a strategic partnership with Justice AV Solutions (JAVS), a leading global provider of court recording and AV services to courtrooms of all sizes, which brings AI-generated draft transcripts of courtroom proceedings to legal professionals.

As government agencies accelerate digital modernization efforts, they seek partnerships with industry leading companies that provide a comprehensive portfolio proven to deliver transcript speed and accuracy. JAVS’ widespread presence in over 10,000 installations in all 50 US states and over 10 countries worldwide is expected to drive the expansion of VIQ’s technology into courtrooms across the globe.

JAVS and VIQ Solutions will combine their expertise to provide an end-to-end solution for fast and accurate automated transcripts of courtroom proceedings using NetScribe™ and FirstDraft™. The technology uses advanced proprietary AI algorithms to produce draft transcripts that can be delivered within minutes of the spoken word. This will improve the speed and accuracy of court reporting, allowing legal professionals to access the information they need in a faster and more efficient manner.

“Our technology is designed to meet the unique needs of the courts, and we are confident that] our partnership with JAVS will help us bring these solutions to a wider audience,” said Susan Sumner, President and Chief Operating Officer, VIQ Solutions. “By combining JAVS’ expertise in recording and AV support with our advanced transcription workflow technology, powered by AI, we can provide a powerful solution that transforms the user experience and enhances court efficiencies.”

“We are excited to partner with VIQ Solutions to bring this cutting-edge technology to the court and legal industry” said JAVS Chief Technology Officer Brian Green. “Our mission has always been to provide the most reliable and efficient recording and AV equipment to capture the verbatim record for the courts. This partnership is a major step towards expanding our mission, by providing automated draft transcripts of courtroom proceedings, saving legal professionals time, and improving accessibility of information for all interested parties.”

With the JAVS and VIQ Solutions partnership, court professionals can expect an expedited transcript of courtroom proceedings, creating a searchable draft enabling faster decision-making. This partnership will make it easier for courtroom professionals to focus on what they do best – providing access to justice. For additional information:

Media Contact:

Laura Haggard

Chief Marketing Officer

VIQ Solutions

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

About JAVS

Headquartered in Louisville, KY, Justice AV Solutions is a leading provider of court recording and AV services to courtrooms of all sizes. With a comprehensive range of offerings, JAVS handles everything from designing and manufacturing to installation and maintenance of their products. Their commitment to excellence is evident in their widespread presence, as JAVS equipment can be found in over 10,000 installations in all 50 states and over 10 countries worldwide.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the benefits of the partnership between the Company and JAVS. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s strategy and objectives. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form for its most recently completed financial year ended December 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.